Filed Pursuant to Rule 433
Registration No. 333-234425-01
BofA Finance LLC Fully and Unconditionally Guaranteed by Bank of America Corporation Market Linked Securities
Market Linked Securities—Auto-Callable with Fixed Percentage Buffered Downside
Principal at Risk Securities Linked to the Russell 2000® Index due February 2, 2026
Term Sheet to Preliminary Pricing Supplement dated January 3, 2022
Summary of Terms
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
Term:	Approximately 4 years (unless earlier called)
Underlying:	Russell 2000® Index (the “Underlying”)
Pricing Date:	January 28, 2022*
Issue Date:	February 2, 2022*
Denominations:	$1,000 and any integral multiple of $1,000. References in the pricing supplement to a “Security” are to a Security with a principal amount of $1,000.
Automatic Call:
If the closing level of the Underlying on any Observation Date is greater than or equal to the Starting Value, the Securities will be automatically called for the principal amount plus the Call Premium applicable to that Observation Date. See “Observation Dates and Call Premiums” on page 3

Observation Dates:	February 2, 2023; February 2, 2024; February 3, 2025; and January 26, 2026*
Call Settlement Date:	Five business days after the applicable Observation Date (if the Securities are called on the last Observation Date, the Call Settlement Date will be the Maturity Date)
Redemption Amount:	See “How the Redemption Amount is calculated” on page 3
Maturity Date:	February 2, 2026*
Starting Value:	The closing level of the Underlying on the pricing date
Ending Value:	The closing level of the Underlying on the Valuation Date
Threshold Value:	92.50% of the Starting Value
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount:
2.825%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain Securities sold in this offering, BofAS or one of its affiliates may pay a fee of up to $1.00 per Security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.

CUSIP:	09709UXQ6
*Subject to change.
Description of Terms
●	Linked to the Russell 2000® Index
●
Unlike ordinary debt Securities, the Securities do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below.  Any return you receive on the Securities and whether they are automatically called will depend on the performance of the Underlying

●
Automatic Call. If the closing level of the Underlying on any Observation Date is greater than or equal to the Starting Value, the Securities will be automatically called, and on the related Call Settlement Date, you will receive the principal amount plus the Call Premium applicable to that Observation Date. The Call Premium applicable to each Observation Date will be a percentage of the principal amount that increases for each Observation Date based on a simple (non-compounding) return of at least 7.25% per annum (to be determined on the pricing date)

Observation Date*	Call Premium**
February 2, 2023	At least 7.25% of the principal amount
February 2, 2024	At least 14.50% of the principal amount
February 3, 2025	At least 21.75% of the principal amount
January 26, 2026 (the “Valuation Date”)	At least 29.00% of the principal amount
** the actual Call Premium applicable to each Observation Date will be determined on the pricing date
●
Redemption Amount. If the Securities are not automatically called, you will receive a Redemption Amount that could be equal to or less than the principal amount per Security depending on the closing level of the Underlying on the Valuation Date as follows:

o   If the level of the Underlying decreases but the decrease is not more than 7.50%:
You will receive the principal amount of your Securities at maturity
o   If the level of the Underlying decreases by more than 7.50%:
You will receive less than the principal amount and have 1-to-1 downside exposure to the decrease in the level of the Underlying in excess of 7.50%
●	Investors may lose up to 92.50% of the principal amount
●	Any positive return on the Securities will be limited to the applicable Call Premium
●
All payments on the Securities are subject to the credit risk of BofA Finance LLC, as issuer, and Bank of America Corporation, as guarantor, and you will have no ability to pursue any securities included in any Underlying for payment; if BofA Finance LLC, as issuer, and Bank of America Corporation, as guarantor, default on their respective obligations, you could lose some or all of your investment

●	No exchange listing; designed to be held to maturity

The initial estimated value of the Securities as of the pricing date is expected to be between $905.00 and $955.00 per Security, which is less than the public offering price. The actual value of your Securities at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-8 of the accompanying preliminary pricing supplement and “Structuring the Securities” on page PS-22 of the accompanying preliminary pricing supplement for additional information.
The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Securities should consider the information in “Risk Factors” beginning on page PS-8 of the accompanying preliminary pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the Securities.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile
The profile to the right illustrates the potential payment on the Securities for a range of hypothetical percentage changes in the closing level of the Underlying from the pricing date to the applicable Observation Date. The profile is based on a hypothetical Call Premium of 7.25% for the first Observation Date, 14.50% for the second Observation Date, 21.75% for the third Observation Date and 29.00% for the final Observation Date (based on the specified minimums for the Call Premiums) and a Threshold Value equal to 92.50% of the Starting Value.
This profile has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the Securities are automatically called; (ii) if the Securities are automatically called, the actual Call Premium and the actual Observation Date on which the Securities are called; (iii) if the Securities are not automatically called, the actual Ending Value of the Underlying; and (iv) whether you hold your Securities to maturity or earlier automatic call.

First Observation Date
Second Observation Date
Third Observation Date
Fourth Observation Date
Redemption Amount (on the Stated Maturity Date)
Underlying
Fourth Observation Date (Call Premium: 29.00%)
(i.e., Valuation Date)
Third Observation Date (Call Premium: 21.75%)
Second Observation Date (Call Premium: 14.50%)
First Observation Date (Call Premium: 7.25%)
7.50% buffer
Security Return
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-100%
-80%
-60%
-40%
-20%
-10%
0%
20%
40%
60%
Hypothetical Percentage Change in the closing level of the Underlying from Pricing Date to Applicable Observation Date

Hypothetical Returns
If the Securities are automatically called:
Hypothetical Observation Date on which Securities are automatically called	Hypothetical payment per Security on related Call Settlement Date	Hypothetical pre-tax total rate of return
1st Observation Date	$1,072.50	7.25%
2nd Observation Date	$1,145.00	14.50%
3rd Observation Date	$1,217.50	21.75%
4th Observation Date	$1,290.00	29.00%
Assumes the Call Premiums are equal to their specified minimums. Each security has a principal amount of $1,000.
If the Securities are not automatically called:
Hypothetical Ending Value	Hypothetical percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Hypothetical Redemption Amount per Security	Hypothetical pre-tax total rate of return
95.00	-5.00%	$1,000.00	0.00%
92.50	-7.50%	$1,000.00	0.00%
91.50	-8.50%	$990.00	-1.00%
80.00	-20.00%	$875.00	-12.50%
75.00	-25.00%	$825.00	-17.50%
50.00	-50.00%	$575.00	-42.50%
25.00	-75.00%	$325.00	-67.50%
0.00	-100.00%	$75.00	-92.50%
Assumes a hypothetical Starting Value of 100.00. The hypothetical Starting Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Starting Value. The actual Starting Value will be determined on the pricing date and will be set forth under “Summary of Terms” above. For historical data regarding the actual closing levels of the Underlying, see the historical information set forth under the section titled “The Russell 2000® Index” in the accompanying preliminary pricing supplement. Each security has a principal amount of $1,000.
The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual payment per Security upon automatic call or Redemption Amount and the resulting pre-tax rate of return will depend on (i) whether the Securities are automatically called; (ii) if the Securities are automatically called, the actual Call Premium and the actual Observation Date on which the Securities are called; and (iii) if the Securities are not automatically called, the actual Starting Value and actual Ending Value.

Observation Dates and Call Premiums
The Call Premium applicable to each Observation Date will be a percentage of the principal amount that increases for each Observation Date based on a simple (non-compounding) return of at least 7.25% per annum (to be determined on the pricing date). The actual Call Premium and payment per Security upon an automatic call that is applicable to each Observation Date will be determined on the pricing date and will be at least the amounts specified in the table below. The last Observation Date is the Valuation Date, and payment upon an automatic call on the Valuation Date, if applicable, will be made on the Maturity Date.
Observation Date	Call Premium	Payment per Security upon an Automatic Call
February 2, 2023*	At least 7.25% of the principal amount	At least $1,072.50
February 2, 2024*	At least 14.50% of the principal amount	At least $1,145.00
February 3, 2025*	At least 21.75% of the principal amount	At least $1,217.50
January 26, 2026* (the “Valuation Date”)	At least 29.00% of the principal amount	At least $1,290.00
Any positive return on the Securities will be limited to the applicable Call Premium, even if the closing level of the Underlying significantly exceeds the Starting Value on the applicable Observation Date. You will not participate in any appreciation of the Underlying beyond the applicable Call Premium.
How The Redemption Amount Is Calculated
If the Securities are not automatically called, then on the Maturity Date you will receive a cash payment per Security equal to the Redemption Amount. The Redemption Amount per Security will equal:
●	If the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value: $1,000; or
●	If the Ending Value is less than the Threshold Value: $1,000 minus
If the Securities are not automatically called and the Ending Value is less than the Threshold Value, you will receive less, and possibly 92.50% less, than the principal amount of your securities at maturity.

Selected Risk Considerations
The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement.  Please review those risk disclosures carefully.
●	Your investment may result in a loss; there is no guaranteed return of principal.
●	Any positive investment return on the Securities is limited.
●	The Securities do not bear interest.
●	The Call Premium or Redemption Amount, as applicable, will not reflect the levels of the Underlying other than on the Observation Dates.
●	The Securities are subject to a potential Automatic Call, which would limit your ability to receive further payment on the Securities.
●	Your return on the Securities may be less than the yield on a conventional debt security of comparable maturity.
●
Any payment on the Securities is subject to the credit risk of BofA Finance, as issuer, and BAC, as Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Securities.

●	We are a finance subsidiary and, as such, have no independent assets, operations or revenues.
●	The public offering price you pay for the Securities will exceed their initial estimated value.
●
The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or WFS or its affiliates would be willing to purchase your Securities in any secondary market (if any exists) at any time.

●	BofA Finance cannot assure you that a trading market for your Securities will ever develop or be maintained.
●
The Securities are not designed to be short-term trading instruments, and if you attempt to sell the Securities prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.

●
Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and WFS and its affiliates, may create conflicts of interest with you and may affect your return on the Securities and their market value.

●	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
●	The publisher of the Underlying may adjust the Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests.
●	The Securities are subject to risks associated with small-size capitalization companies.
●	The U.S. federal income tax consequences of an investment in the Securities are uncertain, and may be adverse to a holder of the Securities.

Not appropriate for all investors
Investment suitability must be determined individually for each investor. The Securities described herein are not an appropriate investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount per Security. BofAS, Wells Fargo Securities and their affiliates are not obligated to purchase the Securities from you at any time prior to maturity.
You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer on the date the Securities are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. In the event of any changes to the terms of the Securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase. Please see the accompanying preliminary pricing supplement for complete product disclosure, including related risks and tax disclosure.
This term sheet is a summary of the terms of the Securities and factors that you should consider before deciding to invest in the Securities. BofA Finance and BAC have filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read this term sheet together with the Preliminary Pricing Supplement dated December 30, 2021, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus each dated December 31, 2019 to understand fully the terms of the Securities and other considerations that are important in making a decision about investing in the Securities. If the terms described in the accompanying preliminary pricing supplement are inconsistent with those described herein, the terms described in the accompanying preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying preliminary pricing supplement, product supplement EQUITY-1 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.
Not a research report
This material was prepared by BofAS and Wells Fargo Securities, each a registered broker-dealer and a separate non-bank affiliate of BofA Finance and Bank of America Corporation, and Wells Fargo Finance LLC and Wells Fargo & Company, respectively. This material is not a product of BofAS or Wells Fargo Securities LLC research departments.
Consult your tax advisor
Investors should review carefully the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
An affiliate of BofA Finance has entered into a non-exclusive license agreement with FTSE Russell, whereby BofA Finance and affiliated companies, in exchange for a fee, will be permitted to use RTY, which is owned and published by FTSE Russell, in connection with certain products, including the Securities. The Securities are not sponsored, endorsed, sold or promoted by FTSE Russell (including its affiliates). FTSE Russell has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the Securities. FTSE Russell makes no representation or warranty, express or implied to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of RTY to track general stock market performance.
Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.